UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   NSS Bancorp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62938H109
                                 (CUSIP Number)

                               Bennett Lindenbaum
                             Basswood Partners, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 843-3644

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 13, 1997

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following line if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             PN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

              100

8.  Shared Voting Power:

             241,511

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

             241,511

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,511

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             IN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             IN

            This Amendment No. 3 has been filed for the purposes of amending the disclosure in Item 4 (originally filed, under cover of a Form F-11, with the Federal Deposit Insurance Corporation (the "FDIC")) and disclosing that the current number of shares of Common Stock of NSS Bancorp (the "Shares") deemed beneficially owned by each of Basswood Partners, L.P. ("Basswood"), Bennett Lindenbaum and Matthew Lindenbaum is 241,411, and further that Matthew Lindenbaum beneficially owns an additional 100 Shares held individually by him.

Item 1.     Security and Issuer.
            --------------------

            On March 1, 1995, the reporting persons filed a Form F-11 Acquisition Statement with the FDIC in respect of the Common Stock of Norwalk Savings Society, a Connecticut-chartered savings bank. Subsequently, NSS Bancorp was organized as a holding company for Norwalk Savings Society, and each outstanding share of Norwalk Savings Society was converted into Common Stock of NSS Bancorp.

            This statement relates to shares of voting common stock of NSS Bancorp ("NSS"). NSS's principal executive office is located at 48 Wall Street, P.O. Box 28, Norwalk, Connecticut 06852.

Item 2.     Identity and Background.
            ------------------------

            This statement has been filed on behalf of Basswood, a Delaware limited partnership, and Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's, Matthew Lindenbaum's and Bennett Lindenbaum's principal business address is 52 Forest Avenue, Paramus, New Jersey 07652. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International"), Whitewood Financial Partners I, L.P., a Delaware limited partnership ("Whitewood"), and Basswood Supplemental Partners, L.P., a Delaware limited partnership ("Basswood Supplemental"), and certain managed accounts (including 1994 Garden State Trust, a New Jersey trust ("Garden State") and Jet I, L.P. ("Jet")), which may from time to time acquire Shares. The Partnership, Basswood International, Whitewood, Basswood Supplemental, Garden State and Jet are referred to collectively as the "Accounts". Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain other managed accounts which may from time to time acquire Shares.

            Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            As of the date hereof, each of Basswood and Bennett and Matthew Lindenbaum may be deemed to beneficially own 241,411 Shares; and Matthew Lindenbaum beneficially owns an additional 100 Shares. Such Shares (other than the 100 Shares owned individually by Matthew Lindenbaum) are held by the Accounts. The Shares have been purchased in open market transactions at an aggregate cost of $4,346,479,89. The funds for the purchase of the Shares held by the Accounts have come from the various Accounts' respective working capital. The additional 100 shares beneficially owned by Matthew Lindenbaum were purchased with Mr. Lindenbaum's personal funds. No leverage was used to purchase any of the Shares. However, the Partnership's, Basswood International's and Garden State's working capital includes the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such entities.

Item 4.     Purpose of Transaction.
            -----------------------

            All Shares beneficially owned by Basswood, Matthew Lindenbaum and Bennett Lindenbaum were acquired for, and are being held for, investment purposes.

            On November 13, 1997, Basswood mailed a letter to the Board of Directors of NSS, the text of which follows:

                                                      "November 13, 1997


            "Board of Directors
            NSS Bancorp
            48 Wall Street
            Norwalk, CT 06852

            "Dear Sirs:

                "Basswood Partners L.P. ("Basswood Partners") currently owns
            9.83% of NSS Bancorp's outstanding shares (including 100 shares as a record holder) and, based on publicly available information, is the second largest shareholder of NSS Bancorp (the "Company"); we have been a shareholder since June, 1994. Basswood Partners has become convinced that the best means of maximizing value for all of the Company's shareholders is to sell the Company. The financial performance of the Company since its conversion to public ownership has been disappointing; it now appears unlikely that the Company will approach a 15% core return on equity in 1997. Moreover, we are unaware of any meaningful prospects for improvement. Any effort to improve earnings by an acquisition strategy would involve substantial, and we believe unacceptable, dilution to current shareholders.

                 "At the same time, we believe that there are likely to be a number of larger institutions that would have a serious interest in purchasing the Company. Recent transactions throughout the country, and specifically in Connecticut, suggest that through a sale the Company's shareholders would likely receive a substantial premium over the current market price, which we believe the shareholders cannot reasonably expect to achieve, on a present value basis, if the Company continues its current course. In our view, a failure by the Board to explore seriously the sale option would be inconsistent with its fiduciary obligations to the shareholders.

                "Because we believe that the board does not share our view, we intend to communicate with other shareholders of our Company on matters relating to our mutual interests as shareholders, including but not limited to communicating with the Company's shareholders regarding the financial underperformance by the Company in the recent past and methods to improve the Company's future financial performance and the Company's value to its shareholders. To facilitate this, and to enable the shareholders -- the true owners of the Company -- to communicate their views and better understand their options, pursuant to Section 33-946 of the Connecticut Business Corporation Act (the "Act"), Basswood Partners requests the right to inspect and copy the records of the Company described in Sections 33-945(e) and 33-946(b) of the Act during regular business hours on the sixth business day following the date of this letter or as promptly thereafter as possible. We also request that the Company provide to us the other information and permit us to take the other actions set forth in Annex A [specifying certain stockholder list information in greater detail] as expeditiously as possible. Basswood Partners agrees to reimburse the reasonable out-of-pocket costs incurred by the Company (including those of its transfer agent) in connection with the production of the information set forth in Annex A hereto.

                 "In accordance with Section 33-946(b) of the Act, please
            specify the 'reasonable location' at which we may inspect and copy the information. If you have any questions, please telephone the undersigned at (201) 843-3644."

                                                  Respectfully,


                                                  Basswood Partners, L.P.


                                                  By: /s/ Matthew Lindenbaum
                                                       Matthew Lindenbaum
                                                       President
                                                       Basswood Management, Inc.
                                                       General Partner"

            As stated in the letter, Matthew Lindenbaum and Bennett Lindenbaum may also communicate from time to time with other shareholders of NSS and other parties in order to discuss methods of enhancing shareholder value, which may include the acquisition of NSS by another financial institution or other party. Except as discussed above, Basswood, Matthew Lindenbaum and Bennett Lindenbaum otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

            As of the date hereof, Basswood, Matthew Lindenbaum and Bennett Lindenbaum each may be deemed to be the beneficial owners of 241,411 Shares and Matthew Lindenbaum is the beneficial owner of an additional 100 Shares. Based on publicly available information, at November 3, 1997 there were believed to be 2,456,263 Shares outstanding. Therefore, Basswood, Matthew Lindenbaum and Bennett Lindenbaum collectively may be deemed to be the beneficial owners of approximately 9.83% of the outstanding Shares. Basswood, Matthew Lindenbaum and Bennett Lindenbaum collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners; provided that only Matthew Lindenbaum has voting or dispositive power with respect to the 100 Shares held individually by him. On November 3, 1997, the Accounts purchased 1,595 Shares in open market transactions for an aggregate cost of $57,818.75. On November 5, 1997, the Accounts purchased 4,595 Shares in open market transactions for an aggregate cost of $169,440.83, which Shares were then delivered to cover short sales entered into in the ordinary course of business on November 7 and December 12, 1996. The 100 Shares owned individually by Matthew Lindenbaum were purchased by him on November 4, 1997 for an aggregate cost of $3,650.00. The funds for all such purchases came from such purchasers' working capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            No change.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

November 13, 1997

                                                                      Exhibit A

                                    AGREEMENT

          The undersigned agree that the attached Schedule 13D relating to the Common Stock of NSS Bancorp (amending the Form F-11 previously filed with respect to the Common Stock of Norwalk Savings Society, the predecessor of NSS Bancorp) shall be filed on behalf of the undersigned.

Dated:  November 13, 1997

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)